

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2024

Stephen Weiland
Chief Financial Officer
Hyzon Motors Inc.
599 South Schmidt Road
Bolingbrook, IL 60440

> **Re: Hyzon Motors Inc.**
> **Registration Statement on Form S-3**
> **Filed on June 6, 2024**
> **File No. 333-280006**

Dear Stephen Weiland:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bradley Ecker at 202-551-4985 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing